Filed by Banyan Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Banyan Acquisition Corporation

Commission File No. 001-41236

The following is a transcript of an investor conference call first made available on June 23, 2023.

Pinstripes, Inc. Business Combination with Banyan Acquisition Corporation

Deal Announcement Investor Conference Call Transcript

June 23, 2023

Operator

Hello and welcome to the Pinstripes, Inc. and Banyan Acquisition Corporation transaction conference call. The information discussed today is qualified in its entirety by the Form 8-K that has been filed by Banyan in respect of the transaction and may be accessed on the SEC’s website, including the exhibits thereto. Please note that the press release issued this morning and related SEC documents can also be found on Banyan Acquisition’s website at banyanacquisition.com and on the Pinstripes’ website at pinstripes.com. The investor deck that will be presented as part of today’s discussion has been publicly filed with the SEC and posted on Banyan’s and Pinstripes’ websites, where it is available for download. Please review the disclaimers included therein and refer to that as the guide for today’s call including for a reconciliation of non-GAAP metrics. In particular, this call contains forward-looking statements that are subject to risks, uncertainties, including those set forth in the press release and investor deck, that could cause actual results to differ from those expressed in, or implied by, the forward-looking statements. In addition, further information about the proposed transaction will be contained in filings with the SEC, and we encourage you to read those carefully. For everyone on the call, Banyan and Pinstripes will not be fielding questions today. Hosting today’s call from Banyan is Jerry Hyman, Chairman, and Keith Jaffee, Chief Executive Officer. Hosting today’s call from Pinstripes is Dale Schwartz, founder and Chief Executive Officer.

I will now turn the call over to Mr. Jerry Hyman. Please go ahead.

Jerry Hyman – Chairman of Banyan Acquisition Corporation

Thank you, operator, and thanks to all of you for joining us today. I am Jerry Hyman, the Chairman of Banyan Acquisition Corporation, and I am delighted to announce this transaction between Banyan and Pinstripes.

Upon the founding of Banyan Acquisition Corp., we declared our aim to identify an appealing business with promising growth opportunities that would benefit from our expertise and experience in the food service industry. We sought a company with a strong market position, competitive advantages, and a highly experienced management team that has a proven track record of maximizing value while upholding the utmost integrity. Today, we are delighted to announce that we are on our way to successfully accomplishing this objective by signing an agreement to merge with Pinstripes.

Pinstripes is a brand that is uniquely positioned to capitalize on the need for human connection and the dislocation the retail industry has seen in recent years. The brand combines made-from-scratch Italian-American cuisine and the classic social games of bowling and bocce, creating experiences for guests of any age. Dale and his team have created an amazing brand and I am excited to become a part of this journey.

To share the overview of the proposed transaction, I will turn it over to Keith Jaffee, CEO of Banyan. Keith?

Keith Jaffee – Chief Executive Officer of Banyan Acquisition Corporation

Thank you, Jerry. I could not agree more with your sentiment. Pinstripes has distinctly separated itself from its peers with its phenomenal cuisine and connection to the communities that they serve as keys to delivering exceptional results. There is substantial opportunity ahead for the brand and I’m excited to be a part of the next chapter for Pinstripes.

Turning to the overview of the proposed transaction, the merger values Pinstripes at an enterprise value of approximately $520 million, based upon a value of $10 per Banyan common share, representing approximately sixteen and a half times Pinstripes’ projected calendar year 2024 adjusted EBITDA. Including an upfront equity investment in Pinstripes by Middleton Partners, the transaction, together with additional planned equity financing, is intended to deliver at least $75 million in gross cash proceeds to the combined company, which will be used to support its growth strategy and the opening of additional locations. Subject to various closing conditions, including filing and effectiveness of a Form S-4 registration statement and approval of the shareholders of Banyan, the transaction is expected to close in the fourth quarter of 2023.

On behalf of our fellow Banyan shareholders, we’d like to thank Dale Schwartz and his entire team, and we look forward to becoming part of the Pinstripes family.

I’m happy to introduce to you the CEO and Founder of Pinstripes, I will turn it over to Dale Schwartz. Dale?

Dale Schwartz – Founder and Chief Executive Office of Pinstripes

Thank you, Keith. Well this all started over 50 years ago when I bowled in Cleveland as a child, and as they say, it takes 50 years to make an overnight success! I coined the name Pinstripes in 1989, and 28 years later, in 2007, the dream became a reality when we opened our flagship Pinstripes location in Northbrook, IL. With that background, let me walk you through the compelling investment opportunity.

Our vision is a simple one – to create a unique dining and entertainment destination where guests can connect in an old-fashioned way. We do this by combining aesthetically beautiful venues, delicious Italian-American cuisine, best-in-class service and the timeless games of bowling and bocce, along with private event space for memorable parties.

As you know, the last couple of years have proven that human connections cannot be taken for granted, and we believe Pinstripes is distinctively positioned to provide these bonding social interactions to consumers. Through a winning combination of made-from-scratch dining and timeless entertainment, our venues foster authentic human connections across life’s everyday and special events, creating broad market appeal. This has resulted in our ability to generate substantial sales while maintaining robust venue-level economics.

Pinstripes is also capitalizing on the dislocation of the retail industry, filling the void as a traffic creator. Historically, when considering malls and other large retail centers, the movie theaters and anchor department stores were the key traffic drivers. Over time, streaming and the rise of e-commerce have created significant dislocations within the retail industry. By providing high-quality and connection-oriented dining, entertainment and event spaces, Pinstripes is able to address the key elements that developers need to drive traffic and establish or transition their properties as lifestyle centers.

Finally, as a founder-led leadership team, a brand that was designed and developed with expansion in mind, and substantial whitespace opportunity both domestically and internationally, we believe we have the knowledge and experience to capitalize upon the opportunity to expand the Pinstripes brand globally.

While Pinstripes is comprised of Bistro, Bowling and Bocce, our made-from-scratch dining is what truly differentiates our brand. Food and beverage comprise approximately 75% of our total revenue, with bowling / bocce comprising the balance. Equally important, private events represent nearly 50% of our sales, both social and corporate, and are an extraordinarily important and profitable facet of our business.

In addition to the current 13 Pinstripes venues, another 6 locations are slated to open in the next several months. 85% of our current locations, and all planned new locations, are suburban, which is ideal with the post-COVID hybrid office trends. That said, the broad appeal of our brand has proven itself across both suburban and urban markets, showcasing the power of what Pinstripes has to offer.

The average unit volume for Pinstripes’ venues is in excess of $8 million, with select locations in excess of $10 million, and the locations range in size from 25,000 to 38,000 square feet of interior space, with additional outdoor patio space, generating venue-level EBITDA margins averaging over 17%. With respect to our site selection process, we consider residential and commercial demographics, co-tenancy with top brands, iconic settings and the availability of outdoor patios, ideally on two levels. Our venues span across signature mall properties, experiential lifestyle centers, and prime urban locations.

As we look ahead, we believe we have the potential for at least 150 locations domestically. In addition to the incremental six locations, we have over 30 potential sites identified for the coming years. Internationally, we further believe in an equal or greater opportunity as we do domestically, driven by global consumers yearning for inter-personal connections, much like consumers in the United States.

Looking ahead, for the next several years, our goals include total revenue and adjusted EBITDA annual growth in excess of 20%, respectively, driven primarily by opening new venues and continued same-store sales growth. By the end of calendar year 2024, we expect to be generating revenue and adjusted EBITDA of approximately $185-195 million and $30-33 million, respectively.

In summary, we are at an exciting inflection point in our 17-year journey. Our brand is uniquely positioned for the current consumer environment, and we have a solid foundation of over 1,500 passionate team members that are excited to capitalize on the whitespace opportunity ahead of us.

To that end, today’s announcement of our plans to go public through a business combination with Banyan represents a substantial milestone in Pinstripes’ journey, and should ultimately provide us with the capital to build upon our 17-year history. In addition, this transaction, including Middleton’s significant investment today, will also open a pathway for public investors to participate in our growth. I’d like to welcome the Banyan team, led by Jerry and Keith, and we are excited to join the Banyan team as we launch what we believe will be a tremendously successful public venture. And most importantly, I’d like to thank both our incredibly dedicated and passionate Pinstripes team members, as well as our guests who have celebrated with us for years.

If you are looking for additional information, please review the investor presentation, which can be found, along with all the other transaction-related materials, on our website at pinstripes.com.

Each of us would like to thank you for your time today and we’ll see you soon at Pinstripes. Thank you.

About Pinstripes, Inc.

Born in the Midwest, Pinstripes’ best-in-class venues offer a combination of made-from-scratch dining, bowling and bocce and flexible private event space. From its full-service Italian-American food and beverage menu to its gaming array of bowling and bocce, Pinstripes offers multi-generational activities seven days a week. Its elegant and spacious 25,000 – 38,000 square foot venues can accommodate groups of 20 to 1,500 people for private events, parties, and celebrations. For more information on Pinstripes, please visit www.pinstripes.com.

About Banyan Acquisition Corporation

Banyan Acquisition Corporation (NYSE: BYN) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Company is led by Chairman Jerry Hyman and Chief Executive Officer Keith Jaffee. For more information on Banyan Acquisition Corporation, please visit www.banyanacquisitioncorp.com.

Additional Information and Where to Find It

Banyan intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as amended or supplemented, the “Registration Statement”), which will include a preliminary proxy statement/prospectus of Banyan, which will be both the proxy statement to be distributed to holders of shares of Banyan’s common stock in connection with the solicitation of proxies for the vote by Banyan’s stockholders with respect to the proposed business combination and related matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. After the Registration Statement is declared effective, Banyan will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. Banyan’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Banyan’s solicitation of proxies for its stockholders’ meeting to be held to approve the business combination and related matters because the proxy statement/prospectus will contain important information about Banyan and Pinstripes and the proposed business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Banyan will send to its stockholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION.

The definitive proxy statement/prospectus will be mailed to stockholders of Banyan as of a record date to be established for voting on the proposed business combination and related matters. Stockholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Banyan Acquisition Corporation, 400 Skokie Blvd., Suite 820, Northbrook, IL 60062.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Banyan and Pinstripes and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from Banyan’s stockholders with respect to the proposed business combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Banyan and Pinstripes in the proxy statement/prospectus relating to the proposed business combination when it is filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only, and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

Certain statements in this communication are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements are often identified by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “forecasted,” “projected,” “potential,” “seem,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or otherwise indicate statements that are not of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: risks related to the uncertainty of the projected financial information with respect to Pinstripes, the risks related to Pinstripes’ current growth strategy, Pinstripes’ ability to successfully open and integrate new locations, the risks related to the capital intensive nature of Pinstripes’ business, the ability of Pinstripes’ to attract new customers and retain existing customers and the impact of the COVID-19 pandemic, including the resulting labor shortage and inflation, on Pinstripes. The forgoing list of factors is not exhaustive and additional factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the business combination; (2) the outcome of any legal proceedings that may be instituted against Banyan, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Banyan or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of Pinstripes as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that Pinstripes or the combined company may be adversely affected by other economic, business, and/or competitive factors and (11) Pinstripes’ estimates of expenses and profitability. The foregoing list of factors is not exhaustive.

The reader should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Banyan’s final prospectus dated January 19, 2022, related to its initial public offering, Banyan’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and other documents filed by Banyan from time to time with the SEC.

The reader is cautioned not to place undue reliance on these forward-looking statements, which only speak as of the date made, are not a guarantee of future performance and are subject to a number of uncertainties, risks, assumptions and other factors, many of which are outside the control of Banyan and Pinstripes. Banyan and Pinstripes expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of Banyan or Pinstripes with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts

Media:

ICR for Pinstripes:

PinstripesPR@icrinc.com

Investor Relations:

ICR for Pinstripes:

PinstripesIR@icrinc.com